UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 6, 2017

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 2 February 2017

Bagsværd, Denmark, 6 February 2017 — This document discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

As from 2004, members of Novo Nordisk's Executive Management and other members of the Senior Management Board have participated in a long-term share-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. In 2013, five current members of Executive Management (as well as other members of senior management) participated in the programme, where shares were allocated to the joint pool and the market value of the scheme was expensed in the accounts for 2013. In accordance with the principles of the programme, the Board of Directors of Novo Nordisk A/S on 1 February 2017 evaluated that the conditions for release of the joint pool of shares have been fulfilled. Accordingly, shares in the joint pool were transferred on 2 February 2017 to the five current members of Executive Management as well as other current and former members of senior management. The reporting below reflects the transfer of such shares to the five members of Executive Management.

As of 2007, a number of key employees below senior management level have also participated in a share-based programme with similar performance criteria as the programme for senior management. A programme was established for 2013, and a current employee-elected member of the Board of Directors and a current Executive Vice President have participated in this programme. In line with the programme for senior management, the Board of Directors of Novo Nordisk A/S on 1 February 2017 evaluated that the conditions for release of the shares have been fulfilled and the shares were transferred to the participants on 2 February 2017 accordingly. The reporting below reflects the transfer of such shares to the employee-elected member of the Board of Directors and the Executive Vice President.

The below table summarizes the net B shareholdings of the board members and executives before and after the transactions made on 2 February 2017.

Name and position	Holding of Novo Nordisk B shares ultimo 2016	Novo Nordisk B shares received or purchased on 2 February 2017	Novo Nordisk B shares sold on 2 February 2017	Holding of Novo Nordisk B shares after 2 February 2017
Board members
Liselotte Hyveled, employee representative	5,955	473		6,428
Søren Thuesen Pedersen, employee representative	1,815	150		1,965
Executive Management
Lars Fruergaard Jørgensen, President and CEO	110,125	10,637		120,762
Jesper Brandgaard, EVP, chief financial officer	186,305	14,392	-14,392	186,305
Maziar Mike Doustdar, EVP, International Operations	31,080	1,785		32,865
Jakob Riis, EVP, North America Operations	90,415	10,637		101,052
Mads Krogsgaard Thomsen, EVP, chief science officer	297,720	14,392	-14,392	297,720
Henrik Wulff, EVP, Product Supply	87,575	5,708	-5,708	87,575

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Liselotte Hyveled
2	Reason for the notification
a)	Position/status	Member of the Board of Directors (employee representative)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	473 shares

d)	Aggregated information
	- Aggregated volume	473 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Søren Thuesen Pedersen
2	Reason for the notification
a)	Position/status	Member of the Board of Directors (employee representative)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 233.00	94 shares
		DKK 233.00	56 shares

d)	Aggregated information
	- Aggregated volume	150 shares
	- Price	233.00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Fruergaard Jørgensen
2	Reason for the notification
a)	Position/status	President and CEO

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	10,637 shares

d)	Aggregated information
	- Aggregated volume	10,637 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Jesper Brandgaard
2	Reason for the notification
a)	Position/status	EVP, chief financial officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	14,392 shares

d)	Aggregated information
	- Aggregated volume	14,392 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Jesper Brandgaard
2	Reason for the notification
a)	Position/status	EVP, chief financial officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	The details of each transaction are published on novonordisk.com

d)	Aggregated information
	- Aggregated volume	14,392 shares
	- Price	232.7104 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	EVP, International Operations

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	1,785 shares

d)	Aggregated information
	- Aggregated volume	1,785 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Jakob Riis
2	Reason for the notification
a)	Position/status	EVP, North America Operations

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	10,637 shares

d)	Aggregated information
	- Aggregated volume	10,637 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Mads Krogsgaard Thomsen
2	Reason for the notification
a)	Position/status	EVP, chief science officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	14,392 shares

d)	Aggregated information
	- Aggregated volume	14,392 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Mads Krogsgaard Thomsen
2	Reason for the notification
a)	Position/status	EVP, chief science officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	The details of each transaction are published on novonordisk.com

d)	Aggregated information
	- Aggregated volume	14,392 shares
	- Price	232.7104 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Wulff
2	Reason for the notification
a)	Position/status	EVP, Product Supply

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	5,708 shares

d)	Aggregated information
	- Aggregated volume	5,708 shares
	- Price	0,00 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Wulff
2	Reason for the notification
a)	Position/status	EVP, Product Supply

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915

b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	The details of each transaction are published on novonordisk.com

d)	Aggregated information
	- Aggregated volume	5,708 shares
	- Price	232.7104 DKK

e)	Date of the transaction	2 February 2017
f)	Place of the transaction	Nasdaq Copenhagen

Definitions and background information:

Publication

Publication shall take place no later than three working days after the trading by board members, executives or their associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 20,000 EUR.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) Other relatives defined as brothers, sisters, parents, grandparents, children, grandchildren, cousins etc. who have shared the same household with a board member or executive for a period of at least one year on the date of the given transaction and 4) any legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a board member/executive or by a person referred to in items 1)-3) above, which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

What is trading/transaction?

Trading is any kind of transaction, including shares and share related securities purchased or otherwise acquired, sold or otherwise disposed, gifts, mortgages, heritage and grants, allotments and exercise of options.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, i.e. Nasdaq Copenhagen or New York Stock Exchange.

What is the volume and price of transaction and aggregated information?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. In case of a single transaction the price is the price of that single transaction. In case of multiple transactions, when the transactions relates to the same financial instrument, are of the same nature, are executed on the same day and are executed on the same place, the volume must be aggregated. The price of the aggregated transactions is the weighted average price.

The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 8 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 6, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer